SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20529

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No.    )

                  Tysons Financial Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                   (CUSIP Number)  902499 10 2

                         John H. Grover
              c/o Research Industries Incorporated
                123 North Pitt Street, Suite 201
                   Alexandria, Virginia  22314
                          703/548-3667

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 11, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b) (3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on the following page(s) )
                        Page 1 of 6 pages

CUSIP No. 902499 10           13D               Page 2 of 6 Pages
2


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Research Industries Incorporated
     IRS Number 54-0836818

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not applicable                (a)  [  ]
                                   (b)  [  ]

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS*

     WC     OO

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e)                      [  ]

 6.  CITIZENSHIP OR PLACE OF INCORPORATION        Virginia

     NUMBER OF              7.  SOLE VOTING POWER
     SHARES                     69,600 (See Items 2 and 5)
     BENEFICIALLY           8.  SHARED VOTING POWER
     OWNED BY                   N/A
     EACH                   9.  SOLE DISPOSITIVE POWER
     REPORTING                  69,600 (See Items 2 and 5)
     PERSON                10.  SHARED DISPOSITIVE POWER
     WITH                       N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     69,600 (See Items 2 and 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
     SHARES*        [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.50% (See Items 2 and 5)

14.  TYPE OF REPORTING PERSON*  CO, IV  (Private investment
company, not   registered under the Investment Company Act of
1940)

     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 902499 10           13D               Page 3 of 6 Pages
2


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Arch C. Scurlock, S.S. Number ###-##-####

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not applicable                (a)  [  ]
                                   (b)  [  ]

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS*

     WC     OO

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e)                      [  ]

 6.  CITIZENSHIP OR PLACE OF INCORPORATION        United States

     NUMBER OF              7.  SOLE VOTING POWER
     SHARES                     0 (See Items 2 and 5)
     BENEFICIALLY           8.  SHARED VOTING POWER
     OWNED BY                   69,600 (See Items 2 and 5)
     EACH                   9.  SOLE DISPOSITIVE POWER
     REPORTING                  0 (See Items 2 and 5)
     PERSON                10.  SHARED DISPOSITIVE POWER
     WITH                       69,600 (See Items 2 and 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     69,600 (See Items 2 and 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
     SHARES*        [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.50% (See Items 2 and 5)

14.  TYPE OF REPORTING PERSON*     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 902499 10           13D               Page 4 of 6 Pages
2



Item 1.   Security and Issuer

           The class of equity securities to which this statement
relates is the Common Stock of Tysons Financial Corporation.  The
issuer's  principal  executive  offices  are  located   at   8200
Greensboro Drive, McLean, Virginia  22102.

Item 2.   Identity and Background

(a-c)            This  Statement  is  being  filed  by   Research
Industries Incorporated ("RII"), a Virginia corporation, whose principal and executive offices are located at 123 North Pitt Street, Alexandria, Virginia 22314. RII is a private investment company not registered under the Investment Company Act of 1940.

This Statement is also being filed by Arch C. Scurlock, who is the 94-percent shareholder of RII, in which capacity he exercises voting control and dispositive power over the securities reported herein by RII. Mr. Scurlock, therefore, may be deemed to have indirect beneficial ownership over such securities.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of RII is set forth in Exhibit A hereto.

(d-e)           During the last five years, neither RII  nor,  to
the best of RII's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of RII's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United
States.

Item 3.   Source and Amount of Funds or Other Consideration

           The $966,662.50 total purchase price paid (including brokerage commissions) for the 69,600 shares of Tysons Financial Corporation reported herein came from borrrowings from a margin account and from RII working capital. A total of $488,787.50 was borrowed from a Scott & Stringfellow.Inc. account and $477,875 came from RII working capital.






CUSIP No. 902499 10           13D               Page 5 of 6 Pages
2



Item 4.   Purpose of Transaction

           The securities covered by this Statement were acquired for the purpose of investment. RII reserves the right to exercise any and all of its respective rights as a stockholder of the Issuer in a manner consistent with its equity interests.

Except as set forth above, neither Arch C. Scurlock, RII, nor, to the best of RII's knowledge, any executive officer or director of RII, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (c) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a-b)          Arch C. Scurlock owns 94 percent of the issued and
outstanding shares of RII and as a result, he is deemed to be the indirect beneficial owner of the Issuer's stock owned by RII. As a result, RII and Arch C. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 69,600 shares of the Issuer owned by RII. The shares represent approximately 6.50 percent of the outstanding shares of Issuer's Common Stock.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of, the sale of the securities being reported herein.

(e)       Not applicable.

Item    6.      Contracts,   Arrangements,   Understandings    or
Relationships With Respect to           Securities of the Issuer

          Except as set forth above, neither RII nor, to the best of RII's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.









CUSIP No. 902499 10           13D               Page 6 of 6 Pages
2


Item 7.   Material To Be Filed As Exhibits

          Exhibit A Executive Officers and Directors of RII

          Exhibit B Summary of Transactions

          Exhibit C Joint Filing Agreement



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 18, 1998

RESEARCH INDUSTRIES INCORPORATED



By:  ______________________________
     John H. Grover
     Executive Vice President


     ARCH C. SCURLOCK


     _______________________________





















                            EXHIBIT A

                EXECUTIVE OFFICERS AND DIRECTORS
               OF RESEARCH INDUSTRIES INCORPORATED


Name/Citizenship      Principal Occupation  Business Address

Arch C. Scurlock      President, Director   123 North Pitt
                                            Street
US                                          Alexandria, VA
                                            22314

John H. Grover        Executive Vice        123 North Pitt
US                    President/            Street
                      Treasurer, Director   Alexandria, VA
                                            22314

Arch C. Scurlock,     Vice President,       123 North Pitt
Jr.                   Director              Street
US                                          Alexandria, VA
                                            22314

Henry S. FitzGerald   Secretary, Director   2200 Wilson
US                    Attorney-at-Law       Boulevard
                                            Arlington, VA  22201

Ernest L. Ruffner     Director              209 North Patrick
US                    Attorney-at-Law       Street
                                            Alexandria, VA
                                            22314

Mary Scurlock         Director              921 SW Morrison,
Adamson               Attorney-at-Law       Suite 531
US                                          Portland, OR  97205
























                            EXHIBIT B

                     SUMMARY OF TRANSACTIONS



Stock Purchases Within the Last Sixty Days:


DATE              SHARES PURCHASED     PRICE PER SHARE

01/05/98                     4,500             14.0000
01/12/98                       600             14.1250
01/15/98                     1,500             14.1250
01/29/98                     6,000             14.1250
02/11/98                    17,000             14.1875

TOTAL                       29,600






                            EXHIBIT C

                     JOINT FILING AGREEMENT



           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statements is made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 18, 1998.



                       RESEARCH INDUSTRIES INCORPORATED



                       By:_____________________________
                          John H. Grover
                          Executive Vice President

                       ARCH C. SCURLOCK


                       ___________________________________